SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



NAME OF ISSUER:  General Devices, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  369514203000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     J. Steven Emerson
     1522 Ensley Avenue
     Los Angeles, CA 90024                      (310) 553-4151

DATE OF EVENT WHICH REQUIRES FILING:    NOVEMBER 27, 2002


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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CUSIP NO.:   369514203000


1.       NAME OF REPORTING PERSON:   J. Steven Emerson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   USA

7.       SOLE VOTING POWER:    325,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:       325,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   325,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   14.14%

14.      TYPE OF REPORTING PERSON:   IN

Item 1.  SECURITY AND ISSUER.

     This Schedule 13D (this "Schedule") relates to the purchase by J. Steven Emerson of the common stock, $.01 par value per share ("Shares") of General Devices, Inc., a Delaware corporation (the "Company" or "General Devices"). General Devices's principal executive offices are located at 376 Main Street, Bedminster, New Jersey 07921


Item 2.  IDENTITY AND BACKGROUND

     (a), (b) and (c). J. Steven Emerson is a private investor residing at 1522 Ensley Avenue, Los Angeles, CA 90024.

     (d) During the past five years, Mr. Emerson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Mr. Emerson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Emerson is a citizen of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On November 27, 2002 in a privately negotiated transaction, Mr. Emerson, in his Individual Retirement Account, acquired 325,000 Shares at an aggregate purchase price of $52,000. The shares were purchased with personal funds.

Item 4. PURPOSE OF TRANSACTION

     Mr. Emerson purchased the Shares in General Devices for investment purposes.

     Mr. Emerson retains the right to take any step in the future with respect to his General Devices investment. Irrespective of the foregoing or any other conditions or considerations, Mr. Emerson may determine to buy additional Shares or sell Shares as he deems in his own best interest.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on November 27, 2002, Mr. Emerson, in his Individual Retirement Account, beneficially owned an aggregate of 325,000 Shares, approximately 14.14%.

     (b) Mr. Emerson has the sole power to vote and dipose of 325,000 Shares (or approximately 14.14%).

     Percentage ownership is based upon the total Shares reported as outstanding in the Company's Form 10-QSB for the quarter ended September 30, 2002.

     (c) Exhibit A annexed hereto sets forth all transactions in Shares effected by Mr. Emerson in the sixty days preceding the date of this Statement, the dates of such transactions, and the per Share purchase price. All transactions by Mr. Emerson were privately negotiated.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS
        WITH RESPECT TO THE SECURITIES OF THE ISSUER.

    There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any securities of the issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit  A -  Transactions in Shares for the past 60 days




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                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 11, 2002


                                      /s/ J. Steven Emerson
                                      --------------------------------
                                      J. Steven Emerson



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                                    EXHIBIT A

                  Transactions in Shares for the Past 60 Days

Shares purchased by J. Steven Emerson Individual Retirement Account

                                Number of                       Price
  Date                       Shares Purchased                 Per Share
--------                     ----------------                 ---------

11/27/02                        325,000                         $.16